Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with our consolidated financial statements and the related notes thereto included in our Annual Report on Form 20-F filed on April 16, 2024 with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2023 (“Annual Report”), our unaudited interim condensed consolidated financial statements and the related notes thereto accompanying this Report on Form 6-K as of and for the six months ended June 30, 2024 (“Interim Report”) and our other filings with the SEC (collectively, the Public Filings”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. You should also review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Public Filings for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. The Company’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Under Cayman law, we prepare financial statements on a semi-annual and an annual basis, and we are not required to prepare or file quarterly financial information. We currently intend to publish our results on a semi-annual and an annual basis, assuming we are subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and qualify as a “foreign private issuer” at the time of publication. We intend to continue to publicly (1) file our audited annual financial statements on Form 20-F with the SEC and (2) furnish semi-annual financial statements on Form 6-K to the SEC.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in this document generally discusses results for the six-month period ended June 30, 2024 and 2023. All references to “we,” “us,” our,” “Marti,” and the “Company” refer to Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries.

Operating Results

Segments

We manage our business and report our financial results in two reportable segments: Two-wheeled Electric Vehicles and Ride-Hailing. Beginning with our six months ended June 30, 2023, management determined that our ride-hailing service had developed to a point where, in order to drive efficiency and better allocate resources, these two segments should be managed and reported individually. See Note 3.3 to our unaudited condensed consolidated financial statements included in our Interim Report for more information.

Two-wheeled Electric Vehicle

Our Two-wheeled Electric Vehicle segment generates revenue from two sources. The significantly greater portion of our revenue in this segment is generated from the rides of e-mopeds, e-bikes, and e-scooters completed by our riders. Riders pay an unlock fee to begin a ride and a per minute fee for each minute of the ride. The unlock fee and per minute fee vary by modality, geography, and time of year and may also be impacted by surges in demand and other micro and macro events. The remainder of our revenue in this segment is generated from advance e-scooter, e-bike, and e-moped reservations that enable riders to reserve a vehicle prior to commencing a ride. This ensures that another rider cannot use the vehicle during the reservation period and, therefore, that the vehicle is available when the rider reaches the vehicle. The reservation fee, which is independent from the per minute fee for each minute of the ride, is charged on a per minute basis from the time the reservation is made until start of the ride.

Ride-Hailing

Our Ride-Hailing segment, which launched in October 2022, offers car, motorcycle, and taxi ride-hailing options that connect a marketplace of riders and drivers over the Marti app. This segment allows us to cater to a broader and more diverse customer base, and to better meet customer demand for both four- and two-wheeled vehicle driven transportation services.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for us, but also pose risks and challenges, including those discussed below and in the section under Item 3.D “Key Information-Risk Factors” in our Annual Report and any of our subsequent filings with the SEC.

Fleet expansion and vehicle supply

We work with a limited number of domestic and international suppliers to procure, assemble, and manufacture shared vehicles and required spare parts. Any changes in the international trade policies, transportation costs, or disruptions in supply chain may impact our growth trajectory and existing business. We continue to diversify our network of suppliers, increase localized sourcing with increase scale and diversify our methods of assembly and manufacturing to mitigate the effects of these factors.

Seasonality of the business

We experience seasonality in differing levels across different services and different operating regions across our business. Typically the second and third quarters of our fiscal year experience increased usage due to favorable weather conditions in the markets that we operate. Unexpected weather events, including those driven by climate change or other factors can have a material impact on our business. We continue to diversify our service offering and footprint to mitigate adverse effects of seasonality, in addition to the rebalancing of vehicles prior to and after major adverse weather warnings from local authorities. For example, we limit our operations in certain regions to certain periods of the year to maximize the usage of our vehicles in different regions with more favorable weather conditions during such periods.

Market perception towards micromobility and shared vehicles

While some cities adopt micromobility tools easily, others may be unsuitable for or slow to adopt an increase in micromobility alternatives such as e-scooters, e-mopeds, and e-bikes. Any negative perception about the safety of our vehicles may result in significant decline in current addressable market size or potential market expansion opportunities. We continue to educate our riders and the public regarding the measures taken and steps to ensure rider and pedestrian safety.

Regulatory framework of micromobility

Urban mobility and transportation is a regulated market in Türkiye and local laws and practices continue to evolve and change as the market rapidly evolves. Within this framework, we are subject to a multi-tiered licensing process. We are required to procure a national license from the Ministry of Transportation, followed by city level licenses in each city in which we operate or propose to operate, followed by the payment of a per-vehicle daily occupancy fee to each district in which we operate. This multi-tiered licensing process requires us to employ extensive teams to properly navigate all regulatory requirements. Therefore, our relationships with local authorities matter greatly. Any disturbance in the regulatory environment could have an adverse impact on our ability to penetrate new markets and continue to effectively operate in our existing markets. We actively collaborate with our regulators at the national, city and district level to ensure the urban mobility needs of our customers are fulfilled and compliant with applicable laws.

Competition

Our industry is highly competitive. Our rides consist of standalone commutes, first and last mile complementary rides to public transport, and leisure rides. We directly compete with companies that offer similar tech-enabled mobility services, including e-scooters, e-bikes, e-mopeds, car-hailing, motorcycle-hailing, and taxi-hailing.

Marti is currently the number one urban mobility app in Türkiye across iOS and Android, as measured by the total number of downloads among all apps in the travel category. However, the size of the broader shared mobility market in Türkiye may attract additional local and international companies, both within cities and between city transportation, and some of which may have greater brand awareness and/or financial resources than we do, to enter the space.

Components of Results of Operations

Revenue

We provide access to our vehicles for our customers on a per-ride basis over the customer’s desired period of use. Our revenue is primarily generated from the fees paid by our customers to rent our vehicles less promotions, discounts, and refunds. We also generate revenue from reservations, where we charge a minute-based fee for reserving a vehicle until start of the ride. For the six months ended June 30, 2024 and 2023, reservation revenues constituted less than 1.0% of our total revenues.

Cost of Revenues

Cost of revenues primarily consists of depreciation and amortization expense, rental vehicles’ maintenance and repair expense, operating lease expense, battery swap costs, data cost expense, and salaries of operational and logistics staff.

Gross Profit

Gross profit represents revenues less cost of revenue.

General and Administrative

General and administrative costs represent costs incurred by us for executive and management overhead and administrative and back-office support functions. These costs primarily consist of salaries, benefits, travel, bonuses, and stock-based compensation, consulting, communication, network and cloud, email, and IT services expenses, professional service providers, off-site storage and logistics, certain insurance coverage, and an allocation of office rent and utilities related to our general and administrative divisions. General and administrative costs are expensed as incurred.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising expenses and services marketing costs. Sales and marketing costs are recognized as they are incurred.

Other Income / (Expense), Net

Other income / (expense), net primarily consists of provisional expenses and other non-operational income.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.

We record a valuation allowance to reduce our deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Under the provisions of ASC 740-10, Income Taxes, we evaluate uncertain tax positions by reviewing against applicable tax law for all positions taken by us with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying unaudited condensed consolidated statement of operations and comprehensive loss.

Operating Results

Immaterial Error Correction

The Group has identified an immaterial error in the previously issued unaudited interim condensed consolidated financial statements, specifically related to the failure to accrue interest on certain prefunded notes for the period from January 1 to June 30, 2023. This error was discovered during the preparation of the Interim Report while conducting a comparative analysis with the unaudited interim condensed consolidated financial statements for the period from January 1 to June 30, 2023. The error was related to timing of recognition and hence it does not impact the consolidated financial statements for the year ended December 31, 2023.

After evaluating the qualitative and quantitative impacts of this adjustment, the Group has concluded that the effects on the unaudited interim condensed consolidated financial statements for prior periods are not material and there is no impact on the current period's unaudited interim condensed consolidated financial statements. The error has been rectified through a revision of the affected financial statement line items for the six months ended June 30, 2023. Accordingly, retained earnings as of June 30, 2023 and net loss for the six months ended June 30, 2023, have been revised to reflect the correct amounts. The error has no impact on the reported cash flows.

The following table provides a summary of the quantitative impact of the revision for the six months period ended June 30, 2023:

	January 1 -		Revised January 1 -
	June 30, 2023	Adjustments	June 30, 2023
Loss from operations	(14,104,051)	-	(14,104,051)
Financial expense	(616,003)	(1,330,321)	(1,946,324)
Loss before income tax expense	(12,000,418)	(1,330,321)	(13,330,739)
Net loss	(12,000,418)	(1,330,321)	(13,330,739)
Net loss attributable to stockholders	(12,000,418)	(1,330,321)	(13,330,739)

The following table sets forth our results of operations for the periods presented. The period-to-period comparisons of financial results is not necessarily indicative of future results.

	Six Months Ended June 30,		Period-over-Period Change Six Months Ended June 30, 2024 to 2023
(in thousands)	2024	2023	Change ($)	Change (%)
Revenue	$8,409	$9,485	$(1,076)	(11.3)%
Cost of revenues	$(9,886)	$(13,018)	$3,132	(24.1)%
Gross profit/(loss)	$(1,478)	$(3,533)	$2,056	(58.2)%
Research and development expenses	$(611)	$(1,500)	$889	(59.3)%
General and administrative expenses	$(9,053)	$(5,668)	$(3,385)	59.7%
Selling and marketing expenses	$(6,462)	$(3,211)	$(3,251)	101.3%
Other income	$984	$374	$610	163.1%
Other expenses	$(1,599)	$(565)	$(1,033)	182.9%
Loss from operations	$(18,219)	$(14,104)	$(4,115)	29.2%
Finance income	$559	$2,720	$(2,161)	(79.5)%
Finance expense	$(4,209)	$(1,946)	$(2,263)	116.2%
Loss before taxes	$(21,869)	$(13,331)	$(8,538)	64.0%
Income tax expense	$–	$–	$–	–
Net loss for the period	$(21,869)	$(13,331)	$(8,538)	64.0%

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenue

With the goal of prioritizing the growth of our ride-hailing service, we currently do not charge a fee for our ride-hailing service, and therefore did not earn any revenue from the service. Our revenue presented therefore only consists of two-wheeled electric vehicle revenue.

Our two-wheeled electric vehicle revenue decreased by $1.1 million, or 11.3%, from $9.5 million during the six months ended June 30, 2023 to $8.4 million during the six months ended June 30, 2024, primarily attributable to decreased average daily rides per vehicle as a result of macroeconomic headwinds in Türkiye, leading to reductions in the purchasing power of our customers. The Consumer Price Index (“CPI”) increased by 64.8% in 2023 and 71.6% as of the six months of June 30, 2024 compared to the same period in 2023. Due to a return to orthodox macroeconomic policies, the Turkish Central Bank indicated a decreasing inflation forecast of 38% for 2024. We responded to local inflation by increasing our prices in excess of inflation, thereby improving our gross profitability at the expense of demand.

The number of average daily vehicles deployed increased from 34.4 thousand during the six months ended June 30, 2023 to 34.6 thousand during the six months ended June 30, 2024, or 0.4%, through a combination of deploying 4 thousand new e-mopeds, retirements of our older generations of e-scooters, and efficiencies in our battery swapping and repair and maintenance activities to ensure that a greater share of our fleet is available for rent on the field on a daily basis. While increasing our availability, we also took several profitability enhancing measures, ceasing operations in lower performing cities and reallocating vehicles to higher performing cities. The positive revenue effect of the increased number of deployed vehicles to higher performing cities was $0.2 million. TL price increases in excess of currency depreciation relative to USD and inflation had a positive revenue effect of $3.9 million by increasing average revenue per ride. The price increases reduced average daily rides per vehicle from 1.24 to 0.79, creating a negative revenue effect of $4.7 million. Lower ride durations produced a further negative revenue effect of $0.1 million. Foreign exchange rates produced a $0.5 million negative revenue effect.

Cost of Revenues

Our cost of revenues decreased by $3.1 million, or 24.1%, from $13.0 million during the six months ended June 30, 2023 to $9.9 million during the six months ended June 30, 2024, primarily attributable to the decreased operating lease expenses and personnel expenses.

Our operating lease expense decreased by $0.9 million, or 48.9%, from $1.9 million during the six months ended June 30, 2023 to $1.0 million during the six months ended June 30, 2024, as a result of ceasing operations in three cities after the six months ended June 30, 2023. We also reduced our number of vans and motorcycles used for field operations after the six months ended June 30, 2023. Our personnel expenses decreased by $1.3 million, or 31.0%, from $4.0 million during the six months ended June 30, 2023 to $2.8 million during the six months ended June 30, 2024, primarily attributable to a 38.9% decrease in the average number of blue-collar employees from 660 during the six months ended June 30, 2023 to 403 during the six months ended June 30, 2024.

Gross Profit

Our gross profit increased by $2.1 million from $(3.3) million during the six months ended June 30, 2023 to $(1.5) million during the six months ended June 30, 2024, primarily attributable to decreasing operating lease expense with an effect of $1.0 million and personnel expenses with an effect of $1.3 million. Despite our lower net revenue, due to several profitability enhancing measures, including ceasing operations in lower performing cities and reallocating vehicles to higher performing cities, and reducing our number of vans and motorcycles for field operations, we achieved a significant improvement in gross profit.

General and Administrative

Our general and administrative expense increased by $3.4 million, or 59.7%, from $5.7 million during the six months ended June 30, 2023 to $9.1 million during the six months ended June 30, 2024, primarily attributable to consulting and legal expenses related to and following our public listing, and personnel expenses. Consulting and legal expenses increased by $0.9 million, or 76.1%, from $1.1 million during the six months ended June 30, 2023 to $2.0 million during the six months ended June 30, 2024. Personnel expenses increased by $2.3 million, or 67.3%, for the same period, from $3.5 million to $5.8 million primarily attributable to an increase in the size of our ride-hailing team, new management personnel joining the Company in the run up to and following the listing, and salary adjustments in excess of local inflation.

Selling and Marketing

Our selling and marketing expense increased by $3.3 million, or 101.3%, from $3.2 million during the six months ended June 30, 2023 to $6.5 million during the six months ended June 30, 2024, primarily attributable to social media expense, promotional operating expense, and advertising consulting expense for our ride-hailing business. Social media expense increased by $0.8 million, or 59.9%, from $1.3 million during the six months ended June 30, 2023 to $2.2 million during the six months ended June 30, 2024. Promotional operating expense increased by $0.8 million, or 172.7%, from $0.5 million during the six months ended June 30, 2023 to $1.2 million during the six months ended June 30, 2024 and advertising consulting expense increased by $0.7 million, or 72.9%, from $1.0 million during the six months ended June 30, 2023 to $1.7 million during the six months ended June 30, 2024. The majority of our selling and marketing expenses are attributable to increasing online and offline marketing and direct rider and driver promotion activities for our ride-hailing services.

Other Income (Expense), Net

Our other income (expense), net, increased by $0.4 million, or 221.6%, from $0.2 million expense during the six months ended June 30, 2023 to $0.6 million expense during the six months ended June 30, 2024, primarily attributable to an increase in the subsidies we offer for our ride-hailing driver fines, which we view as a marketing activity.

Operating Segments – Results

	Six Months Ended June 30,		Period-over-Period Change Six Months Ended June 30, 2024 to 2023
(in thousands)	2024	2023	Change ($)	Change (%)
Two-wheeled electric vehicle – revenue	$8,409	$9,485	$(1,076)	(11.3)%
Ride-hailing – revenue	$–	$–	$–	–
Unallocated - revenue	$–	$–	$–	–
Total revenue	$8,409	$9,485	$(1,076)	(11.3)%
Two-wheeled electric vehicle – cost of revenue	$(9,886)	$(13,018)	$3,132	(24.1)%
Ride-hailing – cost of revenue	$–	$–	$–	–
Unallocated - cost of revenue	$–	$–	$–	–
Total cost of revenue	$(9,886)	$(13,018)	$3,132	(24.1)%
Two-wheeled electric vehicle – selling and marketing expenses	$(226)	$(225)	$(1)	0.4%
Ride-hailing – selling and marketing expenses	$(6,236)	$(2,986)	$(3,250)	108.9%
Unallocated - selling and marketing expenses	$–	$–	$–	–
Total selling and marketing expenses	$(6,462)	$(3,211)	$(3,251)	101.3%
Two-wheeled electric vehicle – general and administrative expenses	$(3,855)	$(4,443)	$589	(13.3)%
Ride-hailing – general and administrative expenses	$(5,198)	$(1,225)	$(3,974)	324.4%
Unallocated - general and administrative expenses	$–	$–	$–	–
Total general and administrative expenses	$(9,053)	$(5,668)	$(3,385)	59.7%
Two-wheeled electric vehicle – research and development expenses	$(46)	$–	$(46)	100.0%
Ride-hailing – research and development expenses	$(566)	$–	$(566)	100.0%
Unallocated - research and development expenses	$–	$(1,500)	$1,500	(100.0)%
Total research and development expenses	$(611)	$(1,500)	$889	(59.3)%
Two-wheeled electric vehicle – other expense	$(495)	$–	$(495)	100.0%
Ride-hailing – other expense	$(1,104)	$–	$(1,104)	100.0%
Unallocated - other expense	$–	$(565)	$565	(100.0)%
Total other expense	$(1,599)	$(565)	$(1,033)	182.9%
Two-wheeled electric vehicle – other income	$984	$–	$984	100.0%
Ride-hailing – other income	$–	$–	$–	–
Unallocated - other income	$–	$374	$(374)	(100.0)%
Total other income	$984	$374	$610	163.1%
Two-wheeled electric vehicle – financial income	$–	$–	$–	–
Ride-hailing – financial income	$–	$–	$–	–
Unallocated - financial income	$559	$2,720	$(2,161)	(79.5)%
Total financial income	$559	$2,720	$(2,161)	(79.5)%
Two-wheeled electric vehicle – financial expense	$–	$–	$–	–
Ride-hailing – financial expense	$–	$–	$–	–
Unallocated - financial expense	$(4,209)	$(1,946)	$(2,263)	116.2%
Total financial expense	$(4,209)	$(1,946)	$(2,263)	116.2%
Two-wheeled electric vehicle –loss before income tax expense	$(5,114)	$(8,202)	$3,087	(37.6)%
Ride-hailing – loss before income tax expense	$(13,104)	$(4,211)	$(8,893)	211.2%
Unallocated - loss before income tax expense	$(3,650)	$(918)	$(2,732)	297.5%
Total loss before income tax expense	$(21,869)	$(13,331)	$(8,538)	64.0%

Segment Results – Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Two-wheeled Electric Vehicle Segment

Revenue

Given we currently do not charge a fee for our ride-hailing service, our revenue presented herein only consists of two-wheeled electric vehicle revenue. See our previous discussion of our revenue under Operating Results.

Cost of Revenue

Given we currently do not charge a fee for our ride-hailing service, our cost of revenue presented herein only consists of two-wheeled electric vehicle revenue. See our previous discussion of our cost of revenue under Operating Results.

General and Administrative Expenses

Two-wheeled electric vehicle general and administrative expense decreased by $0.6 million, or 13.3%, from $4.4 million during the six months ended June 30, 2023 to $3.9 million during the six months ended June 30, 2024, primarily attributable to a decrease in personnel expenses due to reducing the size of our two-wheeled electric vehicle team, and focusing both the attention and time of management and central functions like government relations, finance, and legal away from our two-wheeled electric vehicle business and towards our ride-hailing business. Personnel expenses decreased by $0.3 million, or 13.5%, from $2.5 million during the six months ended June 30, 2023 to $2.1 million during the six months ended June 30, 2024.

Selling and Marketing Expenses

Two-wheeled electric vehicle selling and marketing expense was unchanged at $0.2 million during the six months ended June 30, 2023 and 2024.

Other Income (Expense), Net

Two-wheeled electric vehicle other income (expense), net, increased by $0.5 million, or 100.0%, from zero during the six months ended June 30, 2023 to $0.5 million expense during the six months ended June 30, 2024, primarily attributable to a decrease in longstanding liability of $0.7 million and a loss of claim income of $0.2 million.

Ride-hailing Segment

Revenue

With the goal of prioritizing the growth of our ride-hailing service, we currently do not charge a fee for our ride-hailing service, and therefore did not earn any revenue from the service.

Cost of Revenue

There was no ride-hailing cost of revenue during the six months ended June 30, 2024 and 2023, as our ride-hailing segment did not generate revenue in the period. $0.8 million of the costs classified as ride-hailing selling and marketing expenses during the six months ended June 30, 2024, were expenditures directly related to providing the ride-hailing service and would have been categorized as ride-hailing cost of revenue had the ride-hailing segment monetized.

General and Administrative Expenses

Ride-hailing general and administrative expense increased by $4.0 million, or 324.4%, from $1.2 million during the six months ended June 30, 2023 to $5.2 million during the six months ended June 30, 2024 primarily attributable to an increase in personnel expenses, and consulting and legal expenses related to and following our public listing. Personnel expenses increased by $2.7 million, or 266.9%, from $1.0 million during the six months ended June 30, 2023 to $3.7 million during the six months ended June 30, 2024. The increase is primarily attributable to an increase in the size of our ride-hailing team, and changes in the time allocation of management and central functions like government relations, finance, and legal away from our two-wheeled electric vehicle service and towards our ride-hailing service. Consulting and legal expenses increased by $0.8 million, or 521.6%, from $0.2 million during the six months ended June 30, 2023 to $1.0 million during the six months ended June 30, 2024, primarily attributable to higher audit and legal consulting expenses after listing.

Selling and Marketing Expenses

Ride-hailing selling and marketing expense increased by $3.3 million, or 108.9%, from $3.0 million during the six months ended June 30, 2023 to $6.2 million during the six months ended June 30, 2024, primarily attributable to social media expense, promotional operating expense, and advertising consulting expense. Social media expense increased by $0.8 million, or 58.6%, from $1.3 million during the six months ended June 30, 2023 to $2.1 million during the six months ended June 30, 2024. Promotional operating expense increased by $0.9 million, or by 280.2%, from $0.3 million during the six months ended June 30, 2023 to $1.2 million during the six months ended June 30, 2024 and advertising consulting expense increased by $0.8 million, or 95.7%, from $0.9 million during the six months ended June 30, 2023 to $1.7 million during the six months ended June 30, 2024. Our selling and marketing activities include a range of online and offline marketing actions, and direct rider and driver promotions to encourage the growth of our rider and driver bases.

As we do not currently charge a fee for our ride-hailing service, costs of delivering the service have been classified as ride-hailing selling and marketing expenses. Data cost was $0.3 million, as we invested in servers and mapping services, and call center cost was $0.4 million for driver on-boarding and customer support.

Other Income (Expense), Net

Ride-hailing other income (expense), net, was $1.1 million during the six months ended June 30, 2024, primarily attributable to the subsidies we offer for driver fines, which we view as a marketing activity.

Key Metrics and Non-GAAP Financial Measures

Our management reviews the following key business metrics and non-GAAP financial measures, including Adjusted EBITDA and pre-depreciation contribution per ride, to evaluate our business, measure performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe that, in addition to conventional measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), certain investors and analysts use this information to evaluate the Company’s core operating and financial performance and our financial position. We believe these non-GAAP measures are useful to investors in evaluating our performance by providing an additional tool for investors to use in comparing our financial performance over multiple periods. Nevertheless our use of Adjusted EBITDA and pre-depreciation contribution per ride has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our financial results as reported under GAAP. Other companies may calculate similarly-titled non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to other GAAP-based financial performance measures, including net loss and gross profit per ride.

	Six Months Ended June 30,
(in thousands, except as otherwise noted)	2024	2023
Operating Metrics:
Two-wheeled electric vehicle
Average Rides per Vehicle per Day	0.79	1.24
Average Daily Vehicles Deployed (in thousands)	35	34
Total Rides (in millions)	4.97	7.72
Net Revenue per Ride	$1.69	$1.23
Gross Profit per Ride	$(0.30)	$(0.46)
Fleet Depreciation (in thousands)	$4,176	$4,284
Ride-hailing
Number of Unique Riders (in thousands)	1,101	124
Number of Registered Drivers (in thousands)	171	41
Non-GAAP Financial Measures
Adjusted EBITDA (in thousands)(1)	$(11,328)	$(8,869)
Pre-Depreciation Contribution per Ride	$0.54	$0.10

(1)	Adjusted EBITDA includes both two-wheeled electric vehicles and ride-hailing segments.

Operating Metrics

●	Average Rides per Vehicle per Day: This metric reflects the number of Total Rides during the relevant time period (please see the metric below), divided by the Average Daily Vehicles Deployed during the relevant time period (please see the metric below), divided by the number of days in the relevant time period. We believe this is an important metric for management because it reflects the utilization of each individual vehicle which is available for use and is therefore a proxy for demand per fleet unit for our service, serving as a key metric for investors.

●	Average Daily Vehicles Deployed: This metric includes a vehicle that is available for rent, in use, or reserved for future use by a rider during at least one instance during the day as a deployed vehicle. The metric looks at the total number of such deployed vehicles across each day of the period, and takes the average of these daily figures as the average daily vehicles deployed. We believe this is an important metric for management as it increases in line with the total size of our fleet, while also reflecting the share of this fleet that is available for rent, in use, or reserved for future use on a daily basis. This metric excludes vehicles that are offline due to repair, maintenance or having run out of battery on the field. As such, this metric also reflects the operating efficiency of our repair and maintenance and battery swapping teams in making our fleet available for rent by riders. As these available vehicles represent vehicles that impact revenue for our business, it is an important metric for investors.

●	Total Rides: This metric reflects the total number of rides that have taken place on our vehicles during the relevant time period. We believe this is an important metric for management as it reflects the size of our business, including both the scale of our fleet which is available for use, as measured by average daily vehicles deployed, and the fleet’s utilization level, as measured by average daily rides per vehicle. It is a similarly important metric for investors as it reflects total demand for our service in light of our current fleet availability.

●	Net Revenue per Ride: The numerator of this metric is our net revenue and the denominator is the number of rides completed by our vehicles, both during a specific time period. Our net revenue is calculated as the gross revenue received by us from riders, less value added tax, and less promotional discounts, coupons, and refunds. We believe this is an important metric for management as, under our starting fare and minute-based pricing model, it reflects both our pricing policy and average ride durations. The metric therefore enables management to change our pricing policy as may be necessary, including to incentivize shorter or longer ride durations as it may target, to achieve a specific net revenue per ride figure. This is an important metric for investors because it enables investors to assess the appropriateness of our pricing policy in light of our cost structure.

●	Gross Profit per Ride: The numerator of this metric is our gross profit during a given time period. This is calculated as our pre-depreciation contribution (please see the metric below for the calculation of the pre-depreciation contribution), less depreciation during the given time period. Depreciation reflects the amount of the decline in the book value of the fleet during the given time period, and does not include disposals or any other changes in book value. Gross profit is divided by the total number of rides completed by our vehicles during a given time period in order to reflect the gross profit per ride. We believe this is an important metric for management as it enables us to assess the per ride unit profitability of our service, including all of the revenue we earn and all of the costs we incur to deliver that service, excluding fixed costs. This also makes it an important metric for investors as it enables investors to assess the operating health of our business and at what scale of rides we will be able to earn sufficient gross profit to cover our fixed costs.

●	Fleet Depreciation: This metric reflects the amount of the decline in the book value of our fleet over a given time period, and does not include disposals or any other changes in book value. We believe this is an important metric for management as it reflects how much we would have to spend in order to maintain the remaining useful life of our fleet at the start of the given time period in light of the amount of depreciation incurred during the given time period. This is also an important metric for investors as it reflects how much cash we would need to produce, either organically from operations or externally through funding, in order to maintain the remaining useful life of our fleet at the start of the given time period.

●	Unique Ride-hailing Riders: This metric reflects the total number of riders who have completed at least one ride using our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Unique Ride-hailing Riders are counted only once upon completing their first rides. We believe this is an important metric both for management and investors as it reflects the total demand for our ride-hailing services.

●	Unique Ride-hailing Drivers: This metric reflects the total number of drivers who have been onboarded for at least one of our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Unique Ride-hailing Drivers are counted only once upon completing the onboarding process. We believe this is an important metric for management as it reflects the scale of our available drivers available for riders to use. It is a similarly important metric for investors as it reflects the total supply for our ride-hailing service in light of our driver availability.

Non-GAAP Financial Measures and Reconciliations of Non-GAAP Financial Measures

Adjusted EBITDA: Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties and lawsuit provision expense which Marti did not consider the provision to be reflective of its normal cash operations.

Adjustments for customs tax provision expenses are not normal, recurring expenses because they result from a one-time amendment of our customs duties to reflect e-scooters imported in finished vehicle form under a single customs duty product code rather than as separate parts with their corresponding different customs duty product codes. While the then-applicable customs law did not specify in which form e-scooters had to be imported historically this law has now been revised to reflect the fact that e-scooters must be imported in finished vehicle form. We will therefore perform all of our imports as finished vehicles moving forward, and do not expect to perform any future amendments or incur the resulting customs tax provision expenses in the future. The one-time nature of the customs tax provision expense is further supported by the fact that it is exclusively related to the e-scooters imported.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), which is the most directly comparable GAAP measure, for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2024	2023
Net Loss	$(21,869)	$(13,331)
Depreciation and Amortization	$4,359	$4,672
Income Tax Expense	$--	$--
Financial Income	$(559)	$(2,720)
Financial Expense	$4,209	$1,946
Customs tax provision expense	$33	$(78)
Lawsuit provision expense	$16	$67
Stock based compensation expense accrual	$2,483	$574
Adjusted EBITDA	$(11,328)	$(8,869)

●	Pre-Depreciation Contribution per Ride: Pre-depreciation contribution per ride is calculated by adding depreciation per ride to gross profit per ride. The numerator of this metric is our pre-depreciation contribution, which is calculated as our net revenue (please see the metric above for the calculation of our net revenue) less all variable costs, excluding depreciation, necessary to make vehicles available for rent on the field, during a given time period. Our variable costs include the field operations team, the field operations service vans and motorcycles, the fuel consumed by field operations service vans and motorcycles, the repair and maintenance team, spare parts, charging station rent, electricity costs, customer service call center costs, field operations control center costs, occupancy fees paid to municipalities, data costs for servers and the internet connectivity of our vehicles, payment processing costs, invoice costs, and other operating costs. Pre-depreciation contribution is divided by the total number of rides completed by our vehicles during a given time period in order to reflect the pre-depreciation contribution per ride. We believe this is an important metric for management as it lets us assess the efficiency of our field operations and repair and maintenance teams in servicing our vehicles on the field, distinct from the performance of our vehicle team in increasing the useful life of our vehicles off of the field as reflected by depreciation. The metric also lets us compute the number of rides after which we pay back the fully loaded cost of our vehicles, by dividing our fully loaded vehicle cost by our pre-depreciation contribution per ride. This makes it an important metric for investors to track our operating efficiency and unit economics.

The following table presents a reconciliation of pre-depreciation contribution per ride to gross profit per ride in our Two-wheeled Electric Vehicle segment, which is the most directly comparable GAAP measure, for the periods indicated:

	Six Months Ended June 30,
	2024	2023
Gross Profit per ride	$(0.30)	$(0.46)
Depreciation per ride	$(0.84)	$(0.56)
Pre-Depreciation Contribution Per Ride	$0.54	$0.10

Liquidity and Capital Resources

Our principal sources of liquidity have historically consisted of cash generated from operations, capital increases, and various forms of debt financing. Marti had $9.0 million in cash and cash equivalents as of June 30, 2024.

We have incurred net losses and negative cash flows from operations since our inception. Our ability to fund working capital, make capital expenditures, and service our debt will depend on our ability to generate cash from operating activities, which is subject to our future operating success, and obtain financing on reasonable terms, which is subject to factors beyond our control, including general economic, political, and financial market conditions.

Until we can generate sufficient revenue to cover operating expenses, working capital and capital expenditures, we expect to fund cash needs primarily through a combination of equity and debt financing. If we raise funds by issuing equity securities, dilution to our then-existing shareholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, such debt securities may have rights, preferences or privileges senior to those of our preferred shareholders and holders of our ordinary shares.

The terms of our debt securities or borrowings could impose significant restrictions on our operations and our ability to undertake certain fundraising activities. The capital markets have in the past, and may in the future, experience periods of volatility and upheaval that could impact the availability and cost of equity and debt financing.

Sales of a substantial number of shares of our Ordinary Shares in the public market by securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares.

We have concluded that we have adequate resources and liquidity to meet our cash flow requirements for the next twelve months, and we believe that it is reasonable to apply the going concern basis as the underlying assumption for our unaudited interim condensed consolidated financial statements. This assessment includes knowledge of our subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity were considered.

In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing to consummate such transactions. In the event that we require additional financing, we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents a summary of our unaudited interim condensed consolidated cash flows provided by (used in) operating, investing, and financing activities for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2024	2023
Net cash used in/provided by operating activities	$(10,484)	$(6,095)
Net cash (used in) provided by investing activities	$(732)	$(3,994)
Net cash provided by financing activities	$757	$3,562

Operating Activities

Our net cash used in operating activities was $10.5 million during the six months ended June 30, 2024, primarily consisting of operational losses from our two-wheeled electric vehicle operations and investments in growing our ride-hailing business. We will continue to invest aggressively in growing our ride-hailing business and focus on operational efficiency in our two-wheeled electric vehicle business through the second half of 2024, and we will evaluate the opportunity to expand our fleet no earlier than the summer of 2025.

Our net cash used by operating activities was $6.1 million during the six months ended June 30, 2023, primarily due to operational losses in our two-wheeled electric vehicle operations, and investments in achieving the initial scale of our ride-hailing business post launch in the fourth quarter of 2022.

Investing Activities

Our net cash used in investing activities was $0.7 million during the six months ended June 30, 2024, primarily consisting of purchases of intangible assets.

Our net cash used in investing activities was $4.0 million during the six months ended June 30, 2023, primarily consisting of purchases of new vehicles.

Financing Activities

Our net cash provided by financing activities was $0.8 million for the six months ended June 30, 2024, driven by the issuance of $7.5 million convertible notes, the repayment of $2.7 million of term loans, and interest paid of $3.1 million.

Our net cash provided by financing activities was $3.6 million for the six months ended June 30, 2023, driven by the issuance of $7.5 million pre-funded notes, the repayment of $3.3 million of term loans, and interest paid of $0.6 million.

Warrant Redemption

On January 4, 2024, the Company completed the redemption of its outstanding warrants for a cash redemption price of $0.07 per warrant, totaling $89,970. In connection with the redemption, the warrants were suspended from trading on the NYSE American prior to 9:00 a.m. Eastern Time on January 4, 2024, and were delisted pursuant to a Form 25 filed by the NYSE American.

Share Repurchase Program

On January 10, 2024, our Board authorized a share repurchase program under which we may repurchase up to $2.5 million of our outstanding Class A ordinary shares for a period of six months from January 10, 2024 (the “Initial Repurchase Program”). On April 24, 2024, our Board amended the Initial Repurchase Program by extending the term by three months, or until October 9, 2024, and setting a ceiling price of $3.30 per share (the “Amended Repurchase Program”). Under the Amended Repurchase Program, we may repurchase Class A ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Board may periodically review the Amended Repurchase Program and decide to extend its terms or increase the authorized amount. The Amended Repurchase Program may also be suspended or discontinued by the Board at any time.

PFG Credit Agreement

In January 2021, Marti Delaware entered into that certain Loan and Security Agreement with PFG, which was modified by that certain Joinder and Modification No. 1 to Loan and Security Agreement, dated as of November 24, 2021, that certain Consent, Waiver and Amendment Agreement, dated as of July 29, 2022 and the Waiver and Modification No. 2 to Loan and Security Agreement and Modification No. 2 to Annex D of the PFG Consent dated as of December 23, 2022 (as modified, the “Loan Agreement”).

The Loan Agreement provides for delayed draw term loans up to an aggregate amount of $20,000,000 at a fixed rate of 10.25% and is secured by substantially all of our assets. We make monthly principal and interest payments to PFG pursuant to the agreements. The outstanding balance of the loan as of June 30, 2024 and 2023, was $4.0 million and $10.0 million, respectively.

Pre-Fund Subscription Agreements

In connection with the execution of the business combination agreement, dated July 29, 2022, as amended, we entered into a convertible note subscription agreement (the “Pre-Fund Subscription Agreement”), pursuant to which Farragut purchased $15 million in unsecured convertible promissory notes, Sumed Equity purchased $1.0 million in unsecured convertible promissory notes, European Bank for Reconstruction and Development purchased $1.0 million in unsecured convertible promissory notes, and AutoTech purchased $500,000 in unsecured convertible promissory notes (collectively, the “Pre-Fund Notes”). The Pre-Fund Notes converted into convertible notes at the closing of the business combination on July 10, 2023. The counterparties to certain of the Pre-Fund Subscription Agreement were directors, officers or affiliates of the Company. See “Certain Relationships and Related Party Transactions — Marti Relationships and Related Party Transactions — Pre-Funded Notes” in our Annual Report.

Convertible Note Subscription Agreements

Pre-funded notes which were classified under long-term financial liabilities account amounting to $19,274,415 became convertible notes as of the closing date of July 10, 2023. In addition to that, the Company had net proceeds of $35,500,000 from private investment in public equity (“PIPE”) financing as convertible notes at the closing date of the business combination.

Investment amount (USD)	Agreement Date
10,000,000	July 10, 2023	405 MSTV I LP
10,000,000	July 10, 2023	Keystone Group, L.P.
1,000,000	July 10, 2023	Gramercy Emerging Markets Dynamic Credit Fund
1,500,000	July 10, 2023	Gramercy Multi-Asset Fund LP
3,700,000	July 10, 2023	Weiss – Brookdale Global Opportunity Fund (“BGO”)
6,300,000	July 10, 2023	Weiss – Brookdale International Partners, L.P. (“BIP”)
3,000,000	July 10, 2023	B Riley
16,395,421	July 10, 2023	Farragut Square Global Master Fund, LP.
1,193,901	July 10, 2023	Sumed Equity Ltd.
1,123,395	July 10, 2023	European Bank for Reconstruction and Development
561,698	July 10, 2023	Autotech Fund II, L.P.
54,774,415

Balances of the convertible notes, including accrued interest, as of June 30, 2024 were as follows:

Convertible notes balance (USD)
10,492,000	405 MSTV I LP
10,492,000	Keystone Group, L.P.
1,049,201	Gramercy Emerging Markets Dynamic Credit Fund
1,573,800	Gramercy Multi-Asset Fund LP
3,370,582	Weiss – Brookdale Global Opportunity Fund (“BGO”)
6,098,501	Weiss – Brookdale International Partners, L.P. (“BIP”)
17,202,076	Farragut Square Global Master Fund, LP.
1,252,641	Sumed Equity Ltd.
1,178,667	European Bank for Reconstruction and Development
589,334	Autotech Fund II, L.P.
1,573,800	Callaway Capital Management, LLC
7,671,875	405 MSTV I, L.P.
62,544,477

Callaway Subscription Agreement

On May 4, 2023 (prior to the closing of the business combination), Galata Acquisition Corp. (now known as the Company) and Callaway Capital Management LLC (“Callaway”) entered into a convertible note subscription agreement, as amended on January 10, 2024 (the “Callaway Subscription Agreement”). Callaway is an affiliate of Daniel Freifeld, a director of the Company. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (the “Callaway Option”) (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of convertible notes (the “Convertible Notes”), which are convertible into the Company’s Class A ordinary shares during the period beginning on the closing date of the business combination, which occurred on July 10, 2023 (the “Closing Date”), and the fifteen (15) months after the Closing Date (the “Subscription End Date”), provided that the Subscription End Date shall be automatically extended by three (3) months for each issuance of $5,000,000 of the aggregate principal amount of the Convertible Notes subscribed by Callaway following the date thereof.

On September 23, 2024, the Company and Callaway agreed upon a form of convertible note subscription agreement (the “Amended and Restated Subscription Agreement”) to, among other things, reflect the agreements between the Company and Callaway set forth in the Commitment Letter Amendment (as defined below) with the intent that further subscriptions subject to the Callaway Option would be pursuant to such form.

Callaway Commitment Letter

On March 22, 2024, Callaway provided a commitment letter to the Company (the “Commitment Letter”) in order to evidence its commitment to (i) subscribe for the Convertibles Notes in an aggregate principal amount of $15,000,000 with the relevant closing date occurring on or before March 22, 2025 and (ii) timely deliver the relevant purchase price as described in the Callaway Subscription Agreement.

On September 19, 2024, the Company and Callaway entered into an amendment to the Commitment Letter (the “Commitment Letter Amendment”) whereby (i) Callaway agreed to further exercise, or to cause its designees to further exercise, the Callaway Option in the aggregate amount of $18,500,000 of principal Convertible Notes (the “Amended Commitment Amount”), with (A) $7,500,000 of such principal amount to be exercised on or before March 22, 2025 and (B) an additional $11,000,000 of such principal amount to be exercised on or before July 1, 2026; (ii) the Company agreed to (A) reserve for issuance to Callaway a number of Class A ordinary shares equal to twenty percent (20%) of the portion of the Amended Commitment Amount paid on the closing date of any subscription in satisfaction of the Amended Commitment Amount, with such Class A ordinary shares to be issued pursuant to terms set forth in the Commitment Letter Amendment and (B) issue to any subscriber of Convertible Notes in satisfaction of the Amended Commitment Amount or, following the full satisfaction of the Amended Commitment Amount, in satisfaction of the Remaining Option Amount (as defined below) a number of Class A ordinary shares equal to ten percent (10%) of the portion of the Amended Commitment Amount, or Remaining Option Amount, as applicable, paid on the closing date of such subscription; and (iii) the Company and Callaway agreed that the outside date of the Callaway Option shall be further extended to July 1, 2027.

Following the full satisfaction of the Amended Commitment Amount, the Company and Callaway both acknowledge and agree that the remaining amount of the Callaway Option is $14,000,000 (the “Remaining Option Amount”).

Additional Subscriptions

On March 22, 2024, Marti and 405 MSTV I, L.P. (an existing investor in the Convertible Notes, “MSTV”) entered into a convertible note subscription agreement whereby MSTV subscribed for an aggregate principal amount of $7,500,000 in the Convertible Notes, which was deemed as a partial exercise of the Callaway Option.

On September 23, 2024, the Company, Callaway, as a commitment party, and MSTV and New Holland Tactical Alpha Fund LP, as subscribers (collectively, the “Subscribers”) entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement pursuant to which the Subscribers subscribed for an aggregate principal amount of $2,000,000 of Convertible Notes and an aggregate of 121,212 Class A ordinary shares (the “Subscription”). The Subscription was deemed as a partial exercise of the Amended Commitment Amount.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2024.

Research and Development, Patents, and Licenses, etc.

Intellectual Property

Our intellectual property rights are valuable to our business. We have confidentiality procedures to protect our intellectual property rights, including but not limited to, non-disclosure agreements, intellectual property assignment agreements, and employee non-disclosures. We have an ongoing trademark registration program pursuant to which we register our brand name and logos in Türkiye and will expand to the other countries to the extent we determine appropriate.

As of June 30, 2024, we held ten registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.

In February 2024, we completed the acquisition of all of the intellectual property and software assets of Zoba, the leading AI-powered SaaS platform offering dynamic fleet optimization algorithms for two-wheeled electric vehicle rental operators, as part of the operational efficiency actions that we are continuing to take in 2024. Zoba dynamically optimizes where vehicles are deployed and when operational tasks, such as battery swaps, rebalances, and pick-ups, occur to maximize ridership and minimize vehicle operational inefficiencies.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See “Risk Factors —Risks Related to Our Intellectual Property and Technology — We may be a party to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a significant impact on us and our shareholders.” and “Risk Factors— Risks Related to Our Intellectual Property and Technology — If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.” in our Annual Report.

Critical Accounting Estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited interim condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements.

Significant items subject to estimates and assumptions include those related to useful lives of property and equipment, including electric moped, electric bikes and electric scooters, legal contingencies, valuation allowance for deferred income taxes, determination of contract term of rental building and vehicle related to right of use assets and the valuation of stock-based compensation. Actual results could differ from those estimates.

We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making these estimates, actual results reported in future periods could differ from our estimates.

We believed that the following critical accounting policies reflect the more significant judgments, estimates, and assumptions used in the preparation of our consolidated financial statements. For additional information, see the disclosure included in “Note 3 — Summary of Significant Accounting Policies” in the notes to our unaudited interim condensed consolidated financial statements included in our Interim Report.

Revenue Recognition

For the six months ended June 30, 2024 and 2023, we recognized revenue from rides taken by individual users of the Marti App as part of our rental business, which we account for pursuant to ASC 842, Leases. Sales taxes, including value added taxes, are excluded from reported revenue.

Rental

Our technology platform enables users to participate in our Rental program. To use a vehicle, the user contracts with us via acceptance of the Marti User Agreement (“MuA”). Under the MuA, users agree that we retain the applicable fee as consideration for the renting of our vehicles.

Riders pay on a per-ride basis with a valid credit card or prepaid card and/or from the preloaded wallet balances. The user must use the Marti App to rent the vehicles and must end the ride on the Marti App to conclude the trip. Our performance obligation is to provide access to the vehicles over the user’s desired period of use. The transaction price of each ride is generally determined based upon the period of use and a predetermined rate per minute agreed to by the user prior to renting the vehicle. We account for these revenues as operating lease revenue pursuant to ASC 842, Leases, and records revenue upon completion of each ride. We treat any credit, coupon, or rider incentive as a reduction to the revenue for the ride in the period to which it relates. When customers fund a preloaded wallet balance, the revenue is deferred until rides are actually taken by the user for the corresponding amounts.

We may also issue, at our sole discretion, credits to customers for future rides issued as promotional codes. The value of those credits is recorded as reduction of revenues when the credits are used by customers. Customer credits are not material to our operations.

Stock-Based Compensation

Stock-based compensation expense is allocated based on (i) the cost center to which the award holder belongs for employees and (ii) the service rendered to us for third-party consultants.

We periodically granted stock-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options to eligible employees and directors.

Stock-based awards granted to employees and directors are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur.

A change in any of the terms or conditions of stock-based awards is accounted for as a modification of the awards. We calculated incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, we recognized incremental compensation cost in the period the modification occurs. For awards not being fully vested, we recognized the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Property and Equipment

Property and equipment consist of equipment, furniture and fixtures, and rental electric scooters, electric bikes, and electric mopeds. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful life of the related asset.

Depreciation for property and equipment commences once they are ready for their intended use. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the unaudited interim condensed consolidated balance sheet and any resulting gain or loss is reflected in the unaudited interim condensed consolidated statement of operations in the period realized.

The table below, shows the useful lives for the depreciation calculation using the straight-line method:

Rental electric scooters	2 – 3 years
Rental electric bikes	2 – 3 years
Rental electric mopeds	3 – 4 years
Furniture and fixtures	7 years
Leasehold improvements	1 – 5 years

Recent Accounting Pronouncements

For a discussion of recently issued accounting standards, see “Note 3 — Summary of significant accounting policies  — Recently issued accounting standards” to the notes to our unaudited interim condensed consolidated financial statements included in our Interim Report.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act, as amended, and have elected to take advantage of the benefits of this extended transition period.

We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of our initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.